August 26, 2010

VIA EDGAR
Matthew Crispino, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	MAM Software Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on July 14, 2010
File No. 333-167483

Dear Mr. Crispino:

We are counsel to MAM Software Group, Inc. (“MAM,” the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s telephonic comments received on August 26, 2010 (the “8/26 Comment Message”).

On August 23, 2010, the Staff requested that we insert certain language regarding Wynnefield Capital at the end of the Plan of Distribution section of the Registration Statement.  We submitted such proposed language on August 25.  In the 8/26 Comment Message, the Staff requested that we modify the proposed language regarding Wynnefield’s status as an underwriter to indicate that such language reflects the belief of the Company.  Accordingly, we propose to insert the following language at the end of the Plan of Distribution section in lieu of the language proposed on August 25.  For the Staff’s convenience, we have redlined the proposed insertion to indicate the new language.

“Furthermore, in the event that the Wynnefield Persons were to invest in our shares by participating in this rights offering, we believe that Wynnefield Capital, the advisor to the Wynnefield Persons, would not be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, because we have confirmed with representatives of Wynnefield Capital that: (i) they have no intention to purchase securities from us with the view towards the distribution of those securities in connection with this rights offering; (ii) they have no intention to sell or solicit “an offer to buy” for us in connection with the distribution of securities contemplated by this rights offering; and (iii) they have no intention to participate in any endeavor described above.  We ~~determined~~ formulated our belief that Wynnefield Capital’s actions do not rise to the level of participating in this rights offering based on the fact that the terms of this rights offering are conventional and do not favor Wynnefield Capital in any particular manner. In particular, no representative of Wynnefield Capital was a member of the Special Committee that was charged with the responsibility of determining the structure of the deal and the offering price, nor did any representative of Wynnefield Capital seek to influence the deliberations of the committee.  In addition, we have also been advised by representatives of Wynnefield Capital that it is not a broker-dealer nor is it affiliated with a broker-dealer.”

Matthew Crispino, Esq.
Securities and Exchange Commission
Division of Corporation Finance
August 26, 2010

We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ David E. Danovitch

David E. Danovitch, Esq.

cc: Michael Jamieson